Diamond Resorts Corporation
10600 West Charleston Boulevard
Las Vegas, Nevada 89135
July 7, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Diamond Resorts Corporation Registration Statement on Form S-4 (File No. 333-172772)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-4 (File No. 333-172772) be accelerated by the Securities and Exchange Commission (the “Commission”) to 12:00 p.m. Eastern Time on July 8, 2011, or as soon as practicable thereafter.
     We hereby acknowledge the following:
     The registrant represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The registrant further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
[Signature Page Follows]

Very truly yours,

DIAMOND RESORTS PARENT, LLC

By: Name:	/s/ David F. Palmer David F. Palmer
Title:	President and Chief Financial Officer

DIAMOND RESORTS HOLDINGS, LLC

By:	/s/ David F. Palmer

Name:	David F. Palmer
Title:	President and Chief Financial Officer

DIAMOND RESORTS CORPORATION

By:	/s/ David F. Palmer

Name:	David F. Palmer
Title:	President and Chief Financial Officer

SUBSIDIARIES (as listed on Schedule 1 attached hereto)

By:	Diamond Resorts Corporation, as indirect parent of each of the Subsidiaries listed on Schedule 1 attached hereto

By:	/s/ David F. Palmer

Name:	David F. Palmer
Title:	President and Chief Financial Officer

SCHEDULE 1
SUBSIDIARIES
AKGI-St. Maarten N.V.
Chestnut Farms, LLC
Cumberland Gate, LLC
Diamond Resorts California Collection Development, LLC
Diamond Resorts Centralized Services Company
Diamond Resorts Citrus Share Holding, LLC
Diamond Resorts Coral Sands Development, LLC
Diamond Resorts Cypress Pointe I Development, LLC
Diamond Resorts Cypress Pointe II Development, LLC
Diamond Resorts Cypress Pointe III Development, LLC
Diamond Resorts Daytona Development, LLC
Diamond Resorts Developer and Sales Holding Company
Diamond Resorts Epic Mortgage Holdings, LLC
Diamond Resorts Fall Creek Development, LLC
Diamond Resorts Finance Holding Company
Diamond Resorts Financial Services, Inc.
Diamond Resorts Grand Beach I Development, LLC
Diamond Resorts Grand Beach II Development, LLC
Diamond Resorts Greensprings Development, LLC
Diamond Resorts Hawaii Collection Development, LLC
Diamond Resorts Hilton Head Development, LLC
Diamond Resorts International Club, Inc.
Diamond Resorts International Marketing, Inc.
Diamond Resorts Las Vegas Development, LLC
Diamond Resorts Management and Exchange Holding Company
Diamond Resorts Management, Inc.
Diamond Resorts Mortgage Holdings, LLC
Diamond Resorts Palm Springs Development, LLC
Diamond Resorts Poco Diablo Development, LLC
Diamond Resorts Poipu Development, LLC
Diamond Resorts Polo Development, LLC
Diamond Resorts Port Royal Development, LLC
Diamond Resorts Powhatan Development, LLC
Diamond Resorts Residual Assets Development, LLC
Diamond Resorts Residual Assets Finance, LLC

Diamond Resorts Residual Assets M&E, LLC
Diamond Resorts Ridge on Sedona Development, LLC
Diamond Resorts Ridge Pointe Development, LLC
Diamond Resorts San Luis Bay Development, LLC
Diamond Resorts Santa Fe Development, LLC
Diamond Resorts Scottsdale Development, LLC
Diamond Resorts Sedona Springs Development, LLC
Diamond Resorts Sedona Summit Development, LLC
Diamond Resorts St. Croix Development, LLC
Diamond Resorts Steamboat Development, LLC
Diamond Resorts Tahoe Beach & Ski Development, LLC
Diamond Resorts U.S. Collection Development, LLC
Diamond Resorts Villa Mirage Development, LLC
Diamond Resorts Villas of Sedona Development, LLC
Diamond Resorts West Maui Development, LLC
Foster Shores, LLC
George Acquisition Subsidiary, Inc.
Ginger Creek, LLC
Grand Escapes, LLC
International Timeshares Marketing, LLC
Lake Tahoe Resort Partners, LLC
Mazatlan Development Inc.
MMG Development Corp.
Poipu Resort Partners, L.P.
Resort Management International, Inc.
Resorts Development International, Inc.
Walsham Lake, LLC
West Maui Resort Partners, L.P.